Colorado BondShares-A Tax Exempt Fund

1200 17th Street, Suite 850

Denver, CO 80202

(303) 572-6990

September 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”) File Nos.33-11981 and 811-05009 (Fidelity Bond)

Ladies and Gentleman:

Pursuant to Rule 17g-1(g) promulgated under the Investment Company Act of 1940, as amended, on behalf of the Fund, filed herewith are the following:

(1) a copy of the Investment Company Fidelity Bond (the “Fidelity Bond”), including all Riders renewed from September 23, 2021 to September 23, 2022; and

(2) a copy of a certificate signed by an authorized officer of the Fund (1) certifying the resolutions of a majority of the Board of Directors Trustees, who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Fidelity Bond, and (2) stating the amount of the premium payable by the Fund for the Fidelity Bond and the period for which the premiums have been paid.

This filing is being effected by direct transmission Securities and Exchange Commission’s Operational EDGAR System. Please contact the undersigned if there are any questions relating to this filing.

Sincerely,

/s/ George N. Donnelly

George N. Donnelly

Interim President, Secretary and Treasurer

September 22, 2021

FREEDOM FUNDS MANAGEMENT COMPANY

1200 17TH STREET-SUITE 850

DENVER, CO 80202

Re: Important Information about Claims Information Line

Dear     FREEDOM FUNDS MANAGEMENT COMPANY

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

◾The information that needs to be included with the claim notice

◾The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

◾ Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Mimi Dair

LTR-4035 Ed. 06-09 Printed in U.S.A. ©2009 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

P.O. Box 2950

Hartford, CT 06104 - 2950

9/22/2021

FREEDOM FUNDS MANAGEMENT COMPANY

1200 17TH STREET-SUITE 850

DENVER, CO 80202

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

•	Thousands of articles on a variety of risk management topics
•	Topical webinars and podcasts on current issues
•	Checklists to assist in managing risk
•	Web based training
•	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

LTR-4107 Rev. 06-18 © 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

1. Go to www.rmplusonline.com.

2. In the Sign-In box, click Register.

3. Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>

4. Fill in the Registration Information and click Submit.

5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2. If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18 © 2018 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation

P.O. Box 2950

Hartford, Connecticut 06104 - 2950

(866) 904.8348

NTC-19036 Rev. 01-19 © 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

HOW TO REPORT ACTUAL OR POTENTIAL LOSS OR CLAIM TO TRAVELERS

ALL NOTICES OF ACTUAL OR POTENTIAL LOSS OR CLAIM MUST BE SENT TO TRAVELERS BY EMAIL, FACSIMILE OR MAIL AS SET FORTH BELOW:

Email:BSIclaims@travelers.com

FAX:(888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim

         385 Washington St. – Mail Code 9275-NB03F

         St Paul, MN 55102

This is a general notice of how to report actual or potential losses or claims under this policy or bond. This notice if for information only and does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ACF-4032 Ed. 01-12 © 2012 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following replaces INSURING AGREEMENTS (A) FIDELITY:

FIDELITY

(A)        Loss resulting directly from dishonest or fraudulent acts committed by an Employee, acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1)	to cause the Insured to sustain such loss; or

(2)	to obtain financial benefit for the employee or another person or entity.

Notwithstanding the foregoing, it is agreed that with regard to Loans or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.

However, where the proceeds of a fraud perpetrated by an Employee arising from Loans or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Trading as used in this Insuring Agreement shall mean trading or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

2.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

REPLACE INSURING AGREEMENT (A) FIDELITY

FOR USE WITH CERTAIN FINANCIAL INSTITUTION

BOND, STANDARD FORMS.

BOND-7041 Ed. 01-12	© 2012 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

FINANCIAL INSTITUTION BOND Standard Form No. 14, Revised to May, 2011

	Bond No.	106358936

Travelers Casualty and Surety Company of America (Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):

FREEDOM FUNDS MANAGEMENT COMPANY Principal Address: 1200 17TH STREET-SUITE 850 DENVER, CO 80202

Item 2.	Bond Period: from 12:01 a.m. on September 23, 2021 to 12:01 a.m. on September 23, 2022

(MONTH, DAY, YEAR) (MONTH, DAY, YEAR)

Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $2,500,000

Item 4.

Subject to Sections 4 and 12 hereof,

the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $1,250,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $25,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$1,250,000	$25,000
Insuring Agreement (E)-SECURITIES	$1,250,000	$25,000
Coverage on Partners or Members	Not Covered
Optional Insuring Agreements and Coverages:
Computer Systems Fraud	$1,250,000	$25,000
Social Engineering	$500,000	$25,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.

The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

BOND-7041-0112; SR-6339-1017; SR-5109b-0108; SR-6100f-0104; SR-6196-1293; BOND-19076-0315; BOND-19082-0216; BOND-19102-0616; BOND-19117-0718; BOND-19145-0920

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: $6,250
Item 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered: None
Item 8.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) Not Applicable

Such termination or cancelation to be effective as of the time this bond becomes effective.

  IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its authorized officers.

TSB-5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 1 of 8

President, Bond & Specialty Insurance	Corporate Secretary

Page 2 of 8	Copyright The Surety & Fidelity Association of America, 2011	TSB-5062c

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and
(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D)	Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Certificate of Deposit; or

(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

TSB-5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 3 of 8

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,

(2) has been caused or will be caused by an employee or employees of such institution, or

(3) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Page 4 of 8	Copyright The Surety & Fidelity Association of America, 2011	TSB-5062c

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

TSB-5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 5 of 8

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Page 6 of 8	Copyright The Surety & Fidelity Association of America, 2011	TSB-5062c

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries,

however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT— SUBROGATION— RECOVERY—

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

TSB-5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 7 of 8

Section 8.    Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter’s examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9.    If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10.    Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11.    This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

Page 8 of 8	Copyright The Surety & Fidelity Association of America, 2011	TSB-5062c

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The bond is amended by adding an additional Insuring Agreement as follows:

ERISA FRAUD OR DISHONESTY

Loss incurred by an Employee Benefit Plan named in this bond resulting directly from Fraud or Dishonesty committed by a Covered Person. Coverage afforded by this Insuring Agreement extends only to Employee Benefit Plans named in this bond, and does not extend to Insureds that are not Employee Benefit Plans.

2.	For the purpose of the ERISA Fraud or Dishonesty Insuring Agreement, the following definitions are added:

a.	Covered Person means any natural person who is

i.	A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan insured under this Insuring Agreement; or

ii.	A director, officer, employee or trustee of a named Insured, but only while that person is handling funds or property of an Employee Benefit Plan insured under this Insuring Agreement;

but does not include any agent, broker, person leased to the Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

b.

Employee Benefit Plan(s) means any welfare or pension plan the majority of whose beneficiaries are Employees or former Employees of the Insured, listed in the Declarations as an Insured and subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

c.

Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

d.	Occurrence means all loss or losses caused by, or involving, any one Covered Person, acting alone or in collusion with others.

3.           For the purposes of this Insuring Agreement only, Exclusions (a), (d), (e), (g), (h), (i), (k), (l), (m), (n), (o), (p), (q), (r), (bb) and (cc) are deleted and the following exclusions are added:

a.

loss resulting from the dishonest or fraudulent acts of a Covered Person if the Insured, or any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Insured Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of this bond.

b.	loss resulting from the negligence of a Covered Person.

c.

loss resulting from the theft, disappearance, destruction or disclosure of confidential information, including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided however that this exclusion will not apply to loss that is otherwise covered under this bond, caused by a Covered Person’s access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty.

        ERISA FRAUD OR DISHONESTY RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NO. 14

REVISED TO OCTOBER 2017

SR 6339	Copyright, The Surety & Fidelity Association of America, 2017	Page 1 of 3

4.           For the purposes of this Insuring Agreement only, the ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE – General Agreement is deleted and replaced with the following:

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity any additional persons become Covered Persons:

a.

The Insured must give the Underwriter written notice and obtain its written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; but

b.

For the first 60 days after the effective date of such consolidation, merger or purchase of acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these Additional Covered Persons for acts committed or events occurring within said 60 day period.

5.           For the purposes of this Insuring Agreement only, the INSURED’S ERISA PLANS General Agreement is deleted and replaced with the following:

EMPLOYEE BENEFIT PLANS

a.

It is the responsibility of the Insured to select a Limit of Insurance for the Insuring Agreement that is sufficient to provide a limit that is at least equal to that required under ERISA if each Employee Benefit Plan were separately insured.

b.	Any payment we make to the Insured for loss sustained by any Employee Benefit Plan will be held by the Insured for the use and Benefit of the plan(s) sustaining the loss.

c.	If two or more Employee Benefit Plans are insured under this insurance, any payment we make for loss:

(i)	Sustained by two or more Employee Benefit Plans; or

(ii)	Of commingled Property of two or more Employee Benefit Plans;

that arises out of one Occurrence and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

d.

Notwithstanding Section 3 Of the Conditions and Limitations of this bond, the Underwriter will pay for loss that is sustained by an Employee Benefit Plan prior to the effective date of termination or cancellation of this bond, which is discovered by the Insured within one year following the date of termination or cancellation. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the Insured that offers the same coverage afforded by this Insuring Agreement in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date. If this Insuring Agreement is canceled or terminated as to any covered Employee Benefit Plan, this extended period to discover a loss applies separately to that Employee Benefit Plan.

e.

The deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by an Employee Benefit Plan only after the Employee Benefit Plan has received from the Underwriter:

i.	$500,000; or

ii.	$1,000,000, if the employee benefit plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA.

6.           The following Condition is added for the purposes of this Insuring Agreement:

Cancellation as to Any Covered Person

Coverage under this bond is canceled as to any Covered Person:

a.

Immediately upon discovery by any Insured, or by an employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the Insuring Agreement for loss or losses resulting from acts committed by that Covered Person after the date of such discovery.

        ERISA FRAUD OR DISHONESTY RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NO. 14

REVISED TO OCTOBER 2017

SR 6339	Copyright, The Surety & Fidelity Association of America, 2017	Page 2 of 3

b.

On the date specified in a notice mailed to the Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

        ERISA FRAUD OR DISHONESTY RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NO. 14

REVISED TO OCTOBER 2017

SR 6339	Copyright, The Surety & Fidelity Association of America, 2017	Page 3 of 3

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.            At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Colorado BondShares A Tax-Exempt Fund

2.            This rider is effective as of 12:01 a.m. standard time on 09/23/2021.

Accepted:

                ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT

INSURED CLAUSE OR RIDER, TO ADD OR DEDUCT JOINT

INSUREDS.

REVISED TO JANUARY, 2008.

SR-5109b	Copyright The Surety & Fidelity Association of America, 2008	Page 1 of 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The attached bond is amended:

a.	by deleting the numbered paragraph beginning

“each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor…”

from the definition of “employee” in Section 1;

b.	by deleting the following from the second paragraph of Section 12:

“or any partner, officer or employee of any Processor”

2.	This rider shall become effective as of 12:01 a.m. on 09/23/2021

Accepted:

    DELETE DATA PROCESSING COVERAGE

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORM NOS. 14, 15 AND 25, TO DELETE DATA PROCESSING

COVERAGE.

REVISED JANUARY, 2004

SR-6100f

Copyright The Surety Association of America, 2004

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.           In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

Accepted:

        COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD

FORM NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR-6196 Printed in U.S.A.	Page 1 of 2

(3)	terminal devices, and

(4)	related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error omission in programming or processing;

(D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.         The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on 09/23/2021

SR-6196	Page 2 of 2

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936 in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following is added to section 1. DEFINITIONS:

Insurable Financial Interest means the first named Insured’s insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Underwriter is not licensed to provide this insurance, as a result of the first named Insured’s:

(1)

ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

(2)	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

(3)	election or obligation to obtain insurance for such Insured.

2.	The following are added to CONDITIONS AND LIMITATIONS:

(a)	This bond does not apply to:

(1)	loss sustained by an Insured domiciled; or

(2)	loss of or damage to, property located,

in any country or jurisdiction in which the Underwriter is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

(b)

In the event an Insured sustains loss referenced in (a) above to which this bond would have applied, the Underwriter will reimburse the first named Insured for its loss, on account of its Insurable Financial Interest in such Insured.

SANCTIONS

This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Underwriter or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

3.	The following is added to CONDITIONS AND LIMITATIONS, Section 8. COOPERATION:

In the event the Underwriter indemnifies the first named Insured on account of its Insurable Financial Interest in an Insured, as a condition precedent to exercising rights under this bond, the first named Insured will cause the Insured to comply with the conditions of this bond.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORM 14, 15 & 24.

BOND-19076 Ed. 03-15	© 2015 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

4.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

Accepted:

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORM 14, 15 & 24.

BOND-19076 Ed. 03-15	© 2015 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following replaces Item 3. of the Declarations:

Aggregate Limit of Liability – All Insuring Agreements, except the Social Engineering Fraud Insuring Agreement:

$2,500,000

Aggregate Limit of Liability – Social Engineering Fraud Insuring Agreement

$500,000

2.	The following is added to Item 4., Optional Insuring Agreements and Coverages of the Declarations:

	Single Loss	Single Loss
	Limit of Liability	Deductible

SOCIAL ENGINEERING FRAUD	$500,000	$25,000

3.	The following insuring agreement is added to INSURING AGREEMENTS:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from the Insured having in good faith transferred funds from its own account as a result of Social Engineering Fraud, provided that the Insured performed a Transfer Verification prior to transferring such funds. Such Transfer Verification must be recorded, logged, or otherwise documented by the Insured.

4.	The following definitions are added to CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS:

Client means an entity or natural person for which the Insured performs services as specified in a written agreement, but only while the written agreement is in effect.

Social Engineering Fraud means the intentional misleading of an Employee through the use of an electronic, telegraphic, cable, teletype, telephone, or written instruction received by such Employee that:

1.	purports to be from:

a.	a Vendor;

b.	a Client; or

c.	an Employee,

  SOCIAL ENGINEERING FRAUD INSURING AGREEMENT RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORMS.

BOND-19082 Ed. 02-16	© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 3

but was in fact transmitted by someone other than such Vendor, Client, or Employee, and without the knowledge or consent of such Vendor, Client, or Employee;

2.	directs the Employee to transfer, pay, or deliver funds, or to change the method, destination or account for payments to such Vendor, Client, or Employee;

3.	contains a misrepresentation of a material fact; and

4.	is reasonably relied upon by the Employee, believing the material fact to be true.

Transfer Verification means a verbal conversation with the purported Vendor, Client, or Employee, using a Verification Method, to verify the identity of the Vendor, Client, or Employee and the authenticity of a funds transfer request or a request to change the method, destination or account for future payments.

Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine, pre-existing written agreement.

Verification Method means:

1.	with respect to a Vendor or Client, calling a telephone number that:

a.	was provided by the Vendor or Client when the written agreement was first established with the Insured;

b.

replaced a telephone number previously provided by the Vendor or Client, provided that confirmation of the legitimacy of the change was achieved through separate verbal contact, initiated by the Insured, with the Vendor or Client at the previously provided telephone number,

c.	replaced a telephone number previously provided by the Vendor or Client and was received by the Insured at least 30 days prior to the occurrence of the Social Engineering Fraud, or

d.	was provided in person by the Vendor or Client while the Vendor or Client was physically present on the Insured’s premises;

2.	with respect to an Employee, calling a telephone number obtained on a published or electronic company directory maintained by the Insured, or having an in-person conversation with the Employee.

5.	The following replaces CONDITIONS AND LIMITATIONS, Section 4. LIMIT OF LIABILITY, Aggregate Limit of Liability:

(A)	Aggregate Limit of Liability – All Insuring Agreements except the Social Engineering Fraud Insuring Agreement:

The Underwriter’s total liability under all Insuring Agreements, except the Social Engineering Fraud Insuring Agreement, for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability – All Insuring Agreements, except the Social Engineering Fraud Insuring Agreement, shown in Item 3 of the Declarations. Such Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of any Insuring Agreement of this bond, except the Social Engineering Fraud Insuring Agreement.

  SOCIAL ENGINEERING FRAUD INSURING AGREEMENT RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORMS.

BOND-19082 Ed. 02-16	© 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 3

Upon exhaustion of such Aggregate Limit of Liability by such payments:

(1)

The Underwriter shall have no further liability under any Insuring Agreements except the Social Engineering Fraud Insuring Agreement for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(2)

the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured with respect to any loss, claim or damage, under any Insuring Agreement, except the Social Engineering Fraud Insuring Agreement, and upon notice by the Underwriter to the Insured that such Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

(B)	Aggregate Limit of Liability – Social Engineering Fraud Insuring Agreement:

The Underwriter’s total liability under the Social Engineering Fraud Insuring Agreement for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability – Social Engineering Fraud Insuring Agreement shown in Item 3 of the Declarations. Such Aggregate Limit of Liability shall be reduced by the amount of any payment made under terms of the Social Engineering Fraud Insuring Agreement of this bond.

Upon exhaustion of such Aggregate Limit of Liability by such payments:

(1)

The Underwriter shall have no further liability for loss or losses under the Social Engineering Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(2)

the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured with respect to any loss, claim or damage under the Social Engineering Fraud Insuring Agreement, and upon notice by the Underwriter to the Insured that such Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The applicable Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before such Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce any Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the applicable Aggregate Limit of Liability under this bond.

6.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

Accepted:

  SOCIAL ENGINEERING FRAUD INSURING AGREEMENT RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORMS.

BOND-19082 Ed. 02-16	© 2016 The Travelers Indemnity Company. All rights reserved.	Page 3 of 3

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following replace the second and third paragraphs of GENERAL AGREEMENT, F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND:

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond.

The total liability of the Underwriter for such costs and fees is limited to 50% of the Limit of Liability stated in Item 4 of the Declarations or $1,000,000, whichever amount is less, whether such suit is defended by the Insured or by an attorney selected by the Underwriter. Upon exhaustion of such limit, the Underwriter shall have no further obligation under General Agreement F. to continue to defend the Insured (if the Underwriter has undertaken such defense) or to reimburse the Insured for court costs and attorneys’ fees (if the Underwriter has not undertaken such defense). Such amount shall be in addition to the Limit of Liability applicable to the Insuring Agreement, under which such loss, claim or damage would, if established against the Insured, be covered.

2.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

AMEND GENERAL AGREEMENT F. RIDER – SPECIFIED AMOUNT

FOR COURT COSTS AND ATTORNEY’S FEES

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD

FORM 14.

BOND-19102 Ed. 06-16	© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following is added to Item 4., Optional Insuring Agreements and Coverages of the Declarations:

	Single Loss	Single Loss
	Limit of Liability	Deductible
AUDIT EXPENSE	$25,000	$0

2.	The following is added to INSURING AGREEMENTS:

AUDIT EXPENSE

Expenses incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured resulting from dishonest or fraudulent acts committed by an Employee, provided such expenses are incurred by the Insured within one year from the date of discovery of loss.

3.	The following replaces CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS, (u):

(u)   all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence of or amount of loss under this Bond, except when covered under the Audit Expense Insuring Agreement, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

AUDIT EXPENSE IN INSURING AGREEMENT RIDER

FOR USE WITH ANY FINANCIAL INSTITUTION BOND, STANDARD FORM 14 FOR

FINANCIAL INSTITUTIONS.

BOND-19117 Ed. 07-18	© 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form 14, No. 106358936

in favor of FREEDOM FUNDS MANAGEMENT COMPANY

It is agreed that:

1.	The following replaces EXCLUSIONS, Section 2., (bb):

(bb)

loss, theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, confidential processing methods, formulas, patents, customer lists, computer programs, negatives, drawings, manuscripts, prints, and other records of a similar nature, unless such loss, theft, disappearance, destruction, or disclosure subsequently results in a direct loss that is otherwise covered under one or more Insuring Agreements of this bond.

2.	The following is added to CONDITIONS AND LIMITATIONS, Section 4., Single Loss Defined:

As used in this bond, loss does not include expenses arising from a data security breach, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable), and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody, or control.

3.	This rider shall become effective as of 12:01 a.m. standard time on 09/23/2021.

REPLACE CONFIDENTIAL INFORMATION EXCLUSION AND CLARIFY MEANING OF LOSS RIDER

FOR USE WITH ANY FINANCIAL INSTITUTION BOND, STANDARD FORM 14 FOR

FINANCIAL INSTITUTIONS.

BOND-19145 Ed. 09-20	© 2020 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

CERTIFIED RESOLUTIONS; PREMIUMS

The undersigned, George N. Donnelly, Interim President, Secretary and Treasurer of Colorado BondShares—A Tax Exempt Fund (the “Fund”), hereby certifies that the following are true and correct resolutions of the Board of Trustees of the Fund duly adopted at a meeting of the Board of Trustees held on July 30, 2021, by all of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, and that said resolutions have not been revoked or amended and are now in full force and effect:

The next item of business was a general discussion concerning the approval of the Fidelity Bond. Upon a motion duly made and seconded, the following resolutions were unanimously adopted:

WHEREAS, in compliance with Rule 17g-1 (17 CFR 270—Section 270.17g-1) of the Investment Company Act of 1940 (the “1940 Act”), the Trustees of the Fund have reviewed the joint insured fidelity bond of The Travelers Indemnity Company (the “Fidelity Bond”) in the amount of $1,250,000 in limit of liability, representing an amount equal to or in excess of the sum of individual limit of liability as further set forth in Rule 17g-1 of the 1940 Act; and

WHEREAS, the Trustees have given due consideration to certain factors including, among others, (i) the persons authorized to direct the disposition of the Fund’s assets which are held by United Missouri Bank (UMB), a national banking association, as custodian, (ii) the Fund’s gross assets, (iii) the investment by the Fund principally is not-rated tax-exempt bonds and other tax-exempt securities, and (iv) such other matters as may be deemed appropriate by the Trustees; and

WHEREAS, the Trustees have determined that the form, content and amount of the Fidelity Bond continues to be appropriate for the Fund;

THEREFORE, BE IT RESOLVED, that the Trustees, hereby approve the form, content and amount of the Fidelity Bond; and

FURTHER RESOLVED, that the officers of the Fund, be and hereby are, directed to maintain the Fidelity Bond as issued by The Travelers Indemnity Company, including any corporate successors to The Travelers Indemnity Company, in its current form and content and in its current amount; and

FURTHER RESOLVED, that George N. Donnelly be, and hereby is, charged with the responsibility of making the appropriate filings and giving notices required by Rule 17g-1 under the 1940 Act.

* * * *

The premium for the above referenced fidelity bond of the Fund is $4,189, and the premium has been paid for the period beginning on September 23, 2021 and ending on September 23, 2022.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date set forth below.

/s/ George N. Donnelly
George N. Donnelly
Interim President, Secretary and Treasurer

Date: September 30, 2021